Kenneth R. Koch 212 692 6768 krkoch@mintz.com	Chrysler Center 666 Third Avenue New York, NY 10017 212 935 3000 mintz.com

November 7, 2019

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mr. Paul Fischer
Ms. Kathleen Krebs

Re:	XpresSpa Group, Inc.
Registration Statement on Form S-3
Initially filed August 23, 2019
File No. 333-233419

Ladies and Gentlemen:

We are submitting this letter on behalf of XpresSpa Group, Inc. (the “Company”) in response to oral comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relayed by telephone call on November 4, 2019, relating to the above-referenced registration statement on Form S-3 of the Company initially filed with the Commission on August 23, 2019, as subsequently amended on September 27, 2019 (the “Registration Statement”).

For convenient reference, we have summarized our understanding of the Staff’s comments in italics below. The response is based on information provided to Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. by representatives of the Company.

Comment #1:

Please provide an updated overview of how the transactions effected in July 2019 are related.

Response:

Restructuring. The Series F Private Placement, the Calm Private Placement and the B3D Transaction (each as defined below) were initiated in connection with a restructuring of the Company’s indebtedness, including its Secured Convertible Notes due November 17, 2019 (the “Secured Convertible Notes”) and non-convertible promissory note in the principal amount of $6,500,000 (the “Original B3D Note”) in order to improve the Company’s capital structure. The Company entered into negotiations with the holders of the Secured Convertible Notes and Original B3D Note to restructure each such instrument. Each of the transactions consummated on July 8, 2019 was negotiated in connection with this restructuring, and was intended to address, among other items, concerns raised by the holders of the Secured Convertible Notes and Original B3D Note regarding the capitalization of the Company, including the need to eliminate the Company’s Series D Convertible Preferred Stock (the “Series D Preferred Stock”). The transactions resulted in the elimination of the Secured Convertible Notes, the amendment and restatement of the Original B3D Note, the negotiation and completion of the Calm Private Placement and the conversion of all shares of Series D Preferred Stock into shares of the Company’s common stock upon receipt of approval by the Company’s shareholders.

Boston       London       Los Angeles       New York       San Diego       San Francisco      Washington

MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

MINTZ November 7, 2019 Page 2

We understand that the Staff has concerns regarding the number of shares the Company proposes to register pursuant to the Registration Statement. The high number of shares is largely due to the many parties with senior or preferred positions in the Company’s capital structure, each of which was required to participate in the restructuring in some fashion in order to make the other parties comfortable becoming holders of the Company’s common stock.  We note that it should be very clear that those participating did so as part of a major recapitalization of the Company and not with a view to distribution of the kind that would ordinarily cause the Staff to regard this registration as a primary offering. We also note, in this regard, that as more fully described below, the Rule 144 holding period for much of the common stock the Company proposes to register exceeds the six month period that is a hallmark of not being deemed an underwriter. Even the most recently issued securities were issued over four months ago for Rule 144 purposes, meaning that the parties involved have already taken significant market risk.

For purposes of clarification, including the use of certain defined terms used in this response letter, the Company respectfully includes the following overview of the transactions that are the subject of the Registration Statement.

Series F Private Placement. On July 8, 2019, the Company entered into an amendment (the “May 2018 SPA Amendment”) to that certain Securities Purchase Agreement (the “May 2018 SPA”), dated as of May 15, 2018, by and between the Company and the purchasers party thereto (the “Series F Investors”), to provide for, among other provisions, the establishment of a new class of preferred stock, designated Series F Convertible Preferred Stock, par value $0.01 per share (the “Series F Preferred Stock”) and the issuance of 8,996 shares of such Series F Preferred Stock to the parties to the May 2018 SPA Amendment, which are convertible into shares of the Company’s common stock at a conversion price of $2.00 per share, a premium to the $1.67 closing price of the Company’s common stock on July 8, 2019 (collectively, the “Series F Private Placement”). The Company issued the Series F Preferred Stock to the Series F Investors as consideration for the waiver by the Series F Investors of certain provisions of the May 2018 SPA including, but not limited to, certain restrictions of future equity sales that would be implicated by the proposed restructuring transactions.

Calm Private Placement. On July 8, 2019, the Company entered into a securities purchase agreement (the “2019 Calm Purchase Agreement”) with Calm.com, Inc. (“Calm”) pursuant to which the Company agreed to sell (i) an aggregate principal amount of $2,500,000 in 5.00% unsecured convertible Notes due 2022 (the “Calm Notes”), which are convertible into shares of Series E Convertible Preferred Stock, par value $0.01 per share (the “Series E Preferred Stock”) and (ii) warrants to purchase 937,500 shares of the Company’s common stock at an exercise price of $2.00 per share (the “Calm Warrants”) (collectively, the “Calm Private Placement”). In addition to the shares of common stock underlying the Calm Notes and Calm Warrants, the Company seeks to register shares of common stock underlying the Series E Preferred Stock previously issued to Calm pursuant to a securities purchase agreement, dated November 12, 2018, by and between the Company and Calm (the “2018 Calm Purchase Agreement”).

B3D Transaction. On July 8, 2019, the Company entered into a fourth amendment (the “Credit Agreement Amendment”) to its existing Credit Agreement with B3D, LLC (“B3D”). Pursuant to the Credit Agreement Amendment, B3D agreed to waive certain defaults under the Original B3D Note relating to (i) the inclusion of an explanatory paragraph in the report of the Company’s independent registered public accounting firm on its financial statements for the years ended December 31, 2018 and 2017 indicating that there is substantial doubt about the Company’s ability to continue as a going concern and (ii) defaults resulting from the non-payment of certain interest payments due to B3D. In addition, the Credit Agreement Amendment extended the maturity date of the Original B3D Note from December 31, 2019 to May 31, 2021, reduced the applicable interest rate from 10.5% to 9.0% and amended and restated the Original B3D Note in order to increase the principal amount owed to B3D from $6.5 million to $7.0 million, which principal and any interest accrued thereon became convertible at B3D’s option into common stock at an initial conversion price of $2.00 per share (the “B3D Note”) (together, the “B3D Transaction”). The Company seeks to register the shares of common stock underlying the B3D Note.

2

MINTZ November 7, 2019 Page 3

Series D Amendment and December 2016 Warrant Amendment. On July 8, 2019, the Company filed a certificate of amendment to the Certificate of Designation, Preferences, Rights and Limitations of Series D Convertible Preferred Stock (the “Series D COD Amendment”) with the State of Delaware to reduce the conversion price of the shares of Series D Preferred Stock to $2.00 and provide for automatic conversion of the Series D Preferred Stock into shares of the Company’s common stock upon receipt of shareholder approval of the Series D COD Amendment. Also on July 8, 2019, the Company entered into an amendment to certain outstanding warrants issued in December 2016 (the “December 2016 Warrants”) to the holders of its Series D Preferred Stock (the “December 2016 Warrant Amendment”) to provide for, among other provisions, a reduction in the exercise price to $2.00. The Company seeks to register the shares of common stock underlying each of the Series D Preferred Stock and the December 2016 Warrants.

Merger Agreement and Subscription Agreement. In connection with a registration rights agreement between the Company and Mistral Spa Holdings, LLC (“Mistral”), the Company also seeks to register certain shares of common stock previously issued to Mistral in connection with that certain Agreement and Plan of Merger by and among the Company (formerly known as FORM Holdings Corp.), FHXMS, LLC, XpresSpa Holdings, LLC and Mistral XH Representative, LLC, as representative of the unitholders, dated October 25, 2016, as subsequently amended (the “Merger Agreement”) and in connection with a related subscription agreement between the Company and Mistral (the “Subscription Agreement”).

The Company respectfully requests that the Staff consider this overview in connection with the legal analysis provided in its comment response letter dated September 27, 2019, and in particular, in connection with the responses set forth for each investor with respect to Securities Act Compliance and Disclosure Interpretation (“C&DI”) 612.09. The Company respectfully submits that in addition to the analysis set forth therein, as of the date hereof, each of the investors has now held the securities that are the subject of the Registration Statement for a period of at least four months, and in certain cases, as long as nearly three years. The Series F Investors have held the Series F Preferred Stock since July 8, 2019 but had previously held the Secured Convertible Notes since May 2018. Calm has held the Calm Notes and Calm Warrants since July 8, 2019, and has held an additional 1,500,000 shares of Series E Preferred Stock since November 12, 2018. B3D received the Original B3D Note in April 2015 and has held the B3D Note since July 8, 2019. Mistral has held the Series D Preferred Stock (which was automatically converted into common stock on October 2, 2019), December 2016 Warrants and shares of common stock issued pursuant to the Merger Agreement and Subscription Agreement since December 2016.

Comment #2:

Please consider reducing the number of shares being registered for resale pursuant to the Registration Statement.

Response:

In response to the Staff’s comment, the Company proposes to reduce the number of shares being registered for resale from 34,907,198 to 17,302,951. The Company respectfully advises that instead of registering 200% of each class of securities, as initially proposed, it instead seeks to register 100% of each class of securities listed below that is currently issued and outstanding (items (vi) and (viii)) and 125% of each class of securities listed below for which the securities being registered are issuable upon the conversion or exercise of the instruments described above (items (i) – (v) and item (vii)). The Company respectfully submits that it is registering 125% of such shares (i) in order to fulfill certain contractual obligations pursuant to a registration rights agreement entered into in connection with each of the Calm Private Placement and the B3D Transaction and (ii) in reliance on C&DI 116.18, as a good faith estimate of the maximum number of shares that it may issue in connection with certain anti-dilution price protection contained in the various instruments,.

3

MINTZ November 7, 2019 Page 4

The Company proposes reducing the number of shares included in the Registration Statement to include the following:

(i) 125% of the 449,800 shares (or 562,250 shares) of common stock issuable upon the conversion of the Series F Preferred Stock at a conversion price equal to $2.00 per share;

(ii) 125% of the 1,445,816 shares (or 1,807,270 shares) of common stock underlying shares of Series E Preferred Stock issuable upon conversion of the Calm Notes, plus interest payable thereon, at a conversion price equal to $2.00 per share;

(iii) 125% of the 1,500,000 shares (or 1,875,000 shares) of common stock issuable upon conversion of previously issued Series E Preferred Stock at a conversion price equal to $2.00 per share;

(iv) 125% of the 937,500 shares (or 1,171,875 shares) of common stock issuable upon the exercise of the Calm Warrants at an exercise price equal to $2.00 per share;

(v) 125% of the 4,156,275 shares (or 5,195,344 shares) of common stock issuable (a) upon conversion of an aggregate principal amount of $7,000,000 of the B3D Note at a conversion price equal to $2.00 per share, (b) as accrued and unpaid interest payable thereon and issuable at the Company’s option in lieu of a cash payment of interest at a price per share equal to 90% of the volume weighted average price of the Company’s common stock on the trading date immediately preceding the date of delivery of an exercise notice, and (c) as certain make-whole payments to the extent that the accrued and unpaid interest amount described above is less than 90% of the average volume weighted average price of the Company’s common stock for the 30 trading days prior to the interest deferment date (or if not a trading day the next succeeding trading day);

(vi) 100% of the 6,485,430 shares of common stock issued to Mistral upon conversion of the Series D Preferred Stock at a conversion price equal to $2.00 per share, which conversion occurred following receipt of shareholder approval on October 2, 2019 (the Company respectfully requests that the Staff refer to the response to Comment #4 below for additional information regarding the change to the number of shares of common stock the Company seeks to register on the Registration Statement);

(vii) 125% of the 79,406 shares (or 99,258 shares) of common stock issuable upon the exercise of the December 2016 Warrants at an exercise price equal to $2.00 per share; and

(viii) 100% of the 106,524 shares of common stock issued in connection with the Merger Agreement and the Subscription Agreement.

If this response is acceptable to the Staff, the Company intends to file an amendment to the Registration Statement to reflect the revised aggregate number of registrable shares and the distribution of such shares as provided herein.

4

MINTZ November 7, 2019 Page 5

Comment #3:

Please provide an analysis as to why Palladium Capital Advisors, LLC should not be disclosed as an underwriter in the Registration Statement, notwithstanding the fact that Palladium Capital Advisors, LLC is in the business of underwriting securities and is a registered broker-dealer.

Response:

The Company proposes to register 125% of the 449,800 shares (or 562,250 shares) of common stock underlying the Series F Preferred Stock that was issued to the Series F Investors pursuant to the May 2018 SPA Amendment. Of these shares, the Company proposes to register 125% of the 57,850 shares (or 72,313 shares) issuable to Palladium upon conversion of Palladium’s shares of Series F Preferred Stock. The Company has advised us that the securities were issued as fees for certain advisory and consulting services provided by Palladium in connection with the July 2019 restructuring transactions.

In addition, the Company respectfully submits that pursuant to Section 3.2(b) of the May 2018 SPA, Palladium represented and warranted that (i) it was acquiring the securities as principal for its own account and not with a view to or for distributing or reselling such securities in violation of the Securities Act or any applicable state securities law, (ii) it had no present intention of distributing any of such securities in violation of the Securities Act or any applicable state securities law and (iii) it had no direct or indirect arrangement or understandings with any other persons to distribute or regarding the distribution of such securities in violation of the Securities Act or any applicable state securities law. Palladium further represented that it was acquiring the securities in the ordinary course of its business.

The terms of the Series F Placement also suggest that Palladium has assumed the risks of an investment in the Company. These risks include, for example, the fact that there is no established trading market for the Series F Preferred Stock, the fact that the conversion of the Series F Preferred Stock was subject to shareholder approval and the risk that the conversion price of the Series F Preferred Stock may exceed the market price of the Company’s common stock at the time of conversion. Furthermore, the fact that Palladium, and not the Company, will receive the proceeds from any resale of the securities supports the conclusion that Palladium is not participating in the Series F Private Placement as an underwriter, but rather as an investor acquiring the securities in the ordinary course of business.

Comment #4:

For each selling stockholder, please provide what the number of shares being registered represents in terms of the percentage of currently outstanding shares held by non-affiliates, which currently outstanding share total should not take into effect the shares being registered pursuant to the Registration Statement.

Response:

As of November 6, 2019, the Company has 14,452,664 shares of common stock outstanding, 7,660,397 of which are held by non-affiliates.

Series F: The Company proposes to register 125% of the 449,800 shares (or 562,250 shares) of common stock issuable to the Series F Investors upon the conversion of the Series F Preferred Stock. These 562,250 shares represent approximately 7.34% of the Company’s currently outstanding shares of common stock held by non-affiliates. If the shares issuable to the Series F Investors were to be included in the outstanding share total, they would represent 6.84% on a beneficial ownership calculation basis.

Calm: The Company proposes to register (i) 125% of the 1,445,816 shares (or 1,807,270 shares) of common stock issuable to Calm upon conversion of the Calm Notes, (ii) 125% of the 1,500,000 shares (or 1,875,000 shares) of common stock issuable to Calm upon conversion of previously issued shares of Series E Preferred Stock and (iii) 125% of the 937,500 shares (or 1,171,875 shares) of common stock issuable to Calm upon exercise of the Calm Warrants, for an aggregate of 4,854,145 shares issuable to Calm. These 4,854,145 shares represent approximately 63.37% of the Company’s currently outstanding shares of common stock held by non-affiliates. If the shares issuable to Calm were to be included in the outstanding share total, they would represent 38.79% on a beneficial ownership calculation basis.

5

MINTZ November 7, 2019 Page 6

B3D: The Company proposes to register 125% of the 4,156,275 shares (or 5,195,344 shares) of common stock issuable to B3D in connection with the B3D Note. These 5,195,344 shares represent approximately 67.82% of the Company’s currently outstanding shares of common stock held by non-affiliates; however, pursuant to the terms of that certain amendment to the B3D Note, dated as of August 22, 2019, by and between XpresSpa Holdings, LLC and B3D, B3D may not convert the B3D Note into common stock to the extent such conversion would cause its beneficial ownership to exceed 4.99% of the outstanding shares of the Company’s common stock. If the shares issuable to B3D were to be included in the outstanding share total, they would represent 40.41% on a beneficial ownership calculation basis.

Mistral: Subsequent to the July 8, 2019 transactions, Mistral completed a distribution of shares of Series D Preferred Stock to its limited partners, which distributed shares subsequently converted into an aggregate of 2,157,810 shares of common stock. This distribution prevented Mistral’s ownership from exceeding 50% of the Company’s outstanding common stock. Per our response to Comment #2 above, the Company proposes to register (i) 100% of the 6,485,430 shares of common stock issued to Mistral upon conversion of the Series D Preferred Stock (which number does not include the 2,157,810 shares underlying the Series D Preferred Stock that were distributed by Mistral to its limited partners), (ii) 125% of the 79,406 shares (or 99,258 shares) of common stock issuable to Mistral upon the exercise of the December 2016 Warrants and (iii) 100% of the 106,524 shares of common stock issued to Mistral in connection with the Merger Agreement and Subscription Agreement, for an aggregate of 6,691,212 shares issued or issuable to Mistral. These 6,691,212 shares represent approximately 87.35% of the Company’s currently outstanding shares of common stock held by non-affiliates. The shares issued to Mistral upon conversion of the Series D Preferred Stock and pursuant to the Merger Agreement and Subscription Agreement are included in the outstanding share total, as these shares are currently issued and outstanding; however, if the shares issuable to Mistral upon exercise of the December 2016 Warrants were also to be included in the outstanding share total, the shares issued and issuable to Mistral would represent 86.23% on a beneficial ownership calculation basis.

* * * * *

We hope that the above response will be acceptable to the Staff. Should the Commission disagree with the foregoing conclusions, the Company would welcome and appreciate guidance regarding suggested modifications to the nature or size of the offering in order to proceed as a secondary offering under Rule 415.

Please do not hesitate to contact me at 212-692-6768 or krkoch@mintz.com with any comments or questions regarding the Registration Statement and this letter. We thank you for your time and attention.

Sincerely,
/s/ Kenneth R. Koch
Kenneth R. Koch

cc:	XpresSpa Group, Inc.
Douglas Satzman, Chief Executive Officer

6